July 9, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Endeavor Group Holdings, Inc.

Registration Statement on Form S-1

Filed June 30, 2021

Registration No. 333-257570

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 13, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Endeavor Group Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ian Schuman of Latham & Watkins LLP, counsel to the Company, at (212) 906-1894, or in his absence, Marc Jaffe at (212) 906-1281, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ENDEAVOR GROUP HOLDINGS, INC.

/s/ Robert Hilton
Robert Hilton
Associate General Counsel

cc:	Justin G. Hamill, Esq., Latham & Watkins LLP

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP